UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-39950

Evaxion Biotech A/S

(Exact Name of Registrant as Specified in Its Charter)

Dr. Neergaards Vej 5f

DK-2970 Hoersholm

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in Evaxion Biotech A/S’s registration statements on Form S-8 (File No. 333-255064), on Form F-3 (File No. 333-265132), on Form F-1, as amended (File No. 333-266050) and Form F-1 (File No. 333-276505), including any prospectuses forming a part of such registration statements and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Amendment to Articles of Association

The Company registered a share capital increase of nominal DKK 2,060,000 ordinary shares with the Danish Business Authority, with effective date of February 21, 2024, corresponding to an aggregate increase in the Company’s share capital to nominal DKK 52,150,546, in connection with the exercise of a holder of pre-funded warrants conferring the right to subscribe 2,060,000 ordinary shares at an exercise price of $1.4537 per ADS with the terms set forth in detail on appendix 7 of the Articles of Association. The remaining prefunded warrants confer the right to subscribe 2,589,000 ADSs at an exercise price of $1.4537 per Warrant ADS.

The Company’s Articles of Association were amended as of February 21, 2024, to reflect this capital increase and are attached hereto as Exhibit 1.1.

Exhibits

Exhibit
No.	Description
1.1	Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Evaxion Biotech A/S

Date: March 13, 2024	By:	/s/ Christian Kanstrup
Christian Kanstrup Chief Executive Officer